UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  NOVACEA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   669878 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          ProQuest Investments II, L.P.
                          90 Nassau Street, Fifth Floor
                               Princeton, NJ 08542
                                 (609) 919-3560
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 15, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

CUSIP NO. 669878 10 3

--------- ----------------------------------------------------------------------
1.        NAME  OF REPORTING  PERSONS
          ProQuest Investments II, L.P.                         22-3764772
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  | |
                                                                        (b)  |X|
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS
          WC
--------- ----------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM  2(d) or 2(e)
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
 NUMBER OF      7.        SOLE VOTING POWER

  SHARES                  0
                --------  ------------------------------------------------------
BENEFICIALLY    8.        SHARED VOTING POWER

 OWNED BY                 1,779,767
                --------  ------------------------------------------------------
   EACH         9.        SOLE DISPOSITIVE  POWER

 REPORTING                0
                --------  ------------------------------------------------------
PERSON WITH     10.       SHARED DISPOSITIVE  POWER

                          1,779,767
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,779,767
--------- ----------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES
          |_|
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)
          8.0%
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          PN

--------- ----------------------------------------------------------------------
1.        NAME  OF REPORTING  PERSONS
          ProQuest Investments II Advisors Fund, L.P.                 22-3784567
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  | |
                                                                        (b)  |X|
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS
          WC
--------- ----------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM  2(d) or 2(e)
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
 NUMBER OF      7.        SOLE VOTING POWER

  SHARES                  0
                --------  ------------------------------------------------------
BENEFICIALLY    8.        SHARED VOTING POWER

 OWNED BY                 75,508
                --------- ------------------------------------------------------
   EACH         9.        SOLE DISPOSITIVE  POWER

 REPORTING                0
                --------- ------------------------------------------------------
PERSON WITH     10.       SHARED DISPOSITIVE  POWER

                          75,508
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          75,508
--------- ----------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES
          |_|
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)
          0.3%
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          PN

--------- ----------------------------------------------------------------------
1.        NAME  OF REPORTING  PERSONS
          ProQuest Associates II LLC                         22-3764735
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  | |
                                                                        (b)  |X|
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM  2(d) or 2(e)
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
 NUMBER OF      7.        SOLE VOTING POWER

  SHARES                  0
                --------  ------------------------------------------------------
BENEFICIALLY    8.        SHARED VOTING POWER

 OWNED BY                 1,855,275
                --------- ------------------------------------------------------
   EACH         9.        SOLE DISPOSITIVE  POWER

 REPORTING                0
                --------- ------------------------------------------------------
PERSON WITH     10.       SHARED DISPOSITIVE  POWER

                          1,855,275
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,855,275
--------- ----------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES
          |_|
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)
          8.3%
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          OO

--------- ----------------------------------------------------------------------
1.        NAME  OF REPORTING  PERSONS
          Jay Moorin
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  | |
                                                                        (b)  |X|
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM  2(d) or 2(e)
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          US
--------- ----------------------------------------------------------------------
 NUMBER OF      7.        SOLE VOTING POWER

  SHARES                  55,713
                --------  ------------------------------------------------------
BENEFICIALLY    8.        SHARED VOTING POWER

 OWNED BY                 1,855,275
                --------- ------------------------------------------------------
   EACH         9.        SOLE DISPOSITIVE  POWER

 REPORTING                55,713
                --------- ------------------------------------------------------
                10.       SHARED DISPOSITIVE  POWER
 PERSON WITH
                          1,855,275
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,910,988
--------- ----------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES
          |_|
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)
          8.5%
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          IN

--------- ----------------------------------------------------------------------
1.        NAME  OF REPORTING  PERSONS
          Alain Schreiber
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  | |
                                                                        (b)  |X|
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM  2(d) or 2(e)
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          US
--------- ----------------------------------------------------------------------
 NUMBER OF      7.        SOLE DISPOSITIVE POWER

  SHARES                  0
                --------  ------------------------------------------------------
BENEFICIALLY    8.        SHARED DISPOSITIVE POWER

 OWNED BY                 1,855,275
                --------- ------------------------------------------------------
   EACH         9.        SOLE DISPOSITIVE  POWER
                          0
 REPORTING      --------- ------------------------------------------------------
                10.       SHARED DISPOSITIVE  POWER
PERSON WITH
                          1,855,275
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,855,275
--------- ----------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES
          |_|
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)
          8.3%
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          IN

 Item 1. Security and Issuer.

         This Schedule 13D relates to the common stock $0.001 par value per share ("Common Stock"), of Novacea, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 601 Gateway Boulevard, Suite 800, South San Francisco, California 94080.

Item 2. Identity and Background.

   (a)-(c) ProQuest Investments II, L.P. ("Investments II") is a Delaware limited partnership with its principal office located at 90 Nassau Street, Fifth Floor, Princeton, New Jersey 08542.

               ProQuest Investments II Advisors Funds, L.P. ("Advisors Fund") is a Delaware limited partnership with its principal office located at 90 Nassau Street, Fifth Floor, Princeton, New Jersey 08542.

               ProQuest Associates II LLC ("Associates II") is a Delaware limited liability company and the general partner of Investments II and Advisors Fund, with its principal office located at 90 Nassau Street, Fifth Floor, Princeton, New Jersey 08542.

               Jay Moorin ("Moorin") is an individual and Managing Member of Associates II. The principal business address for Jay Moorin is c/o ProQuest Investments, 90 Nassau Street, Fifth Floor, Princeton, New Jersey 08542.

               Alain Schreiber ("Schreiber") is an individual and Managing Member of Associates II. The principal business address for Alain Schreiber is c/o ProQuest Investments, 90 Nassau Street, Fifth Floor, Princeton, New Jersey 08542.

  (d)-(e) During the past five years, neither Investments II, Advisors Fund, Associates II, Moorin, or Schreiber have (i) been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any violation with respect to such laws.

   (f) Investments II and Advisors Fund are Delaware limited partnerships. Associates II is a Delaware limited liability company. Moorin is a United States citizen. Schreiber is a United States resident alien.

Item 3. Source and Amount of Funds or Other Consideration.

           The source of funds for the purchases of preferred stock and the purchase of Common Stock was the working capital of Investments II and Advisors Fund. No funds were required upon either the conversion of the preferred stock into common stock or the grant of stock options.

Item 4. Purpose of Transaction.

         The securities referred to in this Schedule have been acquired for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Moorin is a member of the Issuer's Board of Directors, but except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquision by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

   (a) The percentages herein are calculated based upon the 22,320,473 shares of Common Stock expected to be issued and outstanding as of May 15, 2006 as reported on the Issuer's Form 424(b)(4) filed with the Securities and Exchange Commission by the Issuer on May 11, 2006.

               On May 15, 2006, (i) 279,364 shares of Series A-1 and Series A-2 Preferred Stock were converted into Common Stock, of which (a) all may be deemed to be beneficially owned by Moorin, Schreiber and Associates II and (b) 267,994 are owned by Investment II and 11,370 are owned by Advisors Fund; (ii) 435,539 shares of Series B Preferred Stock were converted into Common Stock, of which (a) all may be deemed to be beneficially owned by Moorin, Schreiber and Associates II and (b) 417,813 are owned by Investments II and 17,726 are owned by Advisors Fund; and (iii) 476,393 shares of Series C Preferred Stock were converted into Common Stock, of which (a) all may be deemed to be beneficially owned by Moorin, Schreiber and Associates II and

               (b) 457,005 are owned by Investments II and 19,388 are owned by Advisors Fund. All preferred stock was convertible on a 1-for-1 basis.

               On May 15, 2006, in connection with the IPO, 384,615 shares of Common Stock were purchased for $6.50 per shares, all of which may be deemed to be beneficially owned by Moorin, Schreiber and Associates II and of which 368,961 of which are owned by Investments II and 15,654 are owned by Advisors Fund.

               On May 9, 2006, stock options were granted to Moorin for 12,500 shares at an exercise price of $6.50 per share, which options are immediately exercisable.

               The percentage of shares beneficially owned by each reporting person is as follows: (i) Investors II - 8.0%, (ii) Advisors Fund
               - 0.3%, (iii) Associates II - 8.3%, (iv) Moorin - 8.5%, and (v) Schreiber - 8.3%.

   (b) Each of the Reporting Entities may be deemed to have shared voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person, except that Moorin has sole voting and dispositive power over 55,713 shares.

   (c)         No  person   identified   in  Item  2  hereof  has  effected  any
               transaction in shares of such Common Stock during the 60 days preceding the date of this filing, except to the extent disclosed herein.

   (d)         Not applicable.

   (e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described herein, there are no contracts, arrangements, understandings or relationships among the reporting persons, or between the reporting persons and any other person, with respect to securities of the issuer.

Item 7. Material to be filed as Exhibits.

         24.1  Power of Attorney

         99.2  Joint Filing Agreement

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2006

                                  PROQUEST INVESTMENTS II, L.P.

                                  BY: PROQUEST ASSOCIATES II LLC, AS
                                           GENERAL PARTNER

                                  By: /s/ Pasquale DeAngelis
                                      -----------------------------------
                                      Pasquale DeAngelis, Managing Member



                                  PROQUEST INVESTMENTS II ADVISORS FUND II, L.P.

                                  BY: PROQUEST ASSOCIATES II LLC, AS
                                           GENERAL PARTNER

                                  By: /s/ Pasquale DeAngelis
                                      -----------------------------------
                                      Pasquale DeAngelis, Managing Member



                                  PROQUEST ASSOCIATES II LLC


                                  By: /s/ Pasquale DeAngelis
                                      -----------------------------------
                                      Pasquale DeAngelis, Managing Member



                                                      *
                                      -----------------------------------
                                      Jay Moorin, individually


                                                      *
                                      -----------------------------------
                                      Alain Schreiber, individually


*By: /s/ Pasquale DeAngelis
     --------------------------------------------
     Pasquale DeAngelis, Attorney-in-Fact
     Power of attorney filed as an exhibit hereto

EXHIBIT NUMBER    EXHIBIT DESCRIPTION
--------------    -------------------
24.1              Power of Attorney

99.2              Joint Filing Agreement